UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D/A Under the Securities Exchange Act of 1934 (Amendment No. 1)
Advanced Semiconductor Engineering, Inc.
(Name of Issuer)

Common Shares, par value NT$10.00 per share
(Title of Class of Securities)

00756M404
(CUSIP Number)
Jason C.S. Chang Room 1901, No. 333, Section 1 Keelung Rd. Taipei, Taiwan, 110 Republic of China Tel: 886-2-6636-5678 Fax: 886-2-2757-6121
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 26, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00756M404	13D	Page 2 of 15 Pages

1.	NAME OF REPORTING PERSON ASE Enterprises Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,327,202,773
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,327,202,773
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,327,202,773
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.8%[1]
14.	TYPE OF REPORTING PERSON (See Instructions) CO

1 Based on 7,902,928,996 common shares outstanding as of September 30, 2015, as provided by Advanced Semiconductor Engineering, Inc.

CUSIP No. 00756M404	13D	Page 3 of 15 Pages

1.	NAME OF REPORTING PERSON Aintree Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,327,202,773
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,327,202,773
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,327,202,773
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.8%[2]
14.	TYPE OF REPORTING PERSON (See Instructions) CO

2 Based on 7,902,928,996 common shares outstanding as of September 30, 2015, as provided by Advanced Semiconductor Engineering, Inc.

CUSIP No. 00756M404	13D	Page 4 of 15 Pages

1.	NAME OF REPORTING PERSON JC Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,327,202,773
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,327,202,773
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,327,202,773
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.8%[3]
14.	TYPE OF REPORTING PERSON (See Instructions) CO

3 Based on 7,902,928,996 common shares outstanding as of September 30, 2015, as provided by Advanced Semiconductor Engineering, Inc.

CUSIP No. 00756M404	13D	Page 5 of 15 Pages

1.	NAME OF REPORTING PERSON Value Tower Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 321,454,196
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 321,454,196
	10.	SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 321,454,196
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%[4]
14.	TYPE OF REPORTING PERSON (See Instructions) CO

4 Based on 7,902,928,996 common shares outstanding as of September 30, as provided by Advanced Semiconductor Engineering, Inc.

CUSIP No. 00756M404	13D	Page 6 of 15 Pages

1.	NAME OF REPORTING PERSON JASON C.S. CHANG
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,760,279,181
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,760,279,181
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,760,279,181
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.2%[5]
14.	TYPE OF REPORTING PERSON (See Instructions) IN

5 Based on 7,919,228,996 common shares which were adjusted to reflect 7,902,928,996 common shares outstanding as of September 30, 2015, as provided by Advanced Semiconductor Engineering, Inc., plus 16,300,000 common shares Jason C.S. Chang may receive upon exercise of options granted to him which have been vested as of the date hereof.

CUSIP No. 00756M404	13D	Page 7 of 15 Pages

Introduction

This Amendment No.1 (this “Amendment No.1”) amends and supplements the Schedule 13D filed on March 18, 2015 (“Original Schedule 13D,” together with this Amendment No. 1, the “Schedule 13D”) relating to the common shares, par value NT$10.00 per share (the “Shares”), of Advanced Semiconductor Engineering, Inc., a company incorporated under the laws of the Republic of China (the “Company”).

As of the date of the filing of the Original Schedule 13D, Jason C.S. Chang (“Mr. Chang”) beneficially owned approximately 22.3% of the then total outstanding Shares through the following means: (i) 1,327,202,773 Shares owned through ASE Enterprises Limited and Aintree Limited, (ii) 321,454,196 Shares owned through Value Tower Limited and (iii) 95,322,212 Shares and vested and to be vested employee stock options within 60 days of the date of the Original Schedule 13D filing convertible into 16,300,000 Shares directly owned by Mr. Chang. ASE Enterprises Limited is a holding company incorporated under the laws of Hong Kong and is in turn, wholly owned by Aintree Limited. Aintree Limited is a company organized under the laws of the British Virgin Islands which holds 100% of ASE Enterprises Limited’s equity interest in trust for the benefit of Mr. Chang. Prior to October 26, 2015, Mr. Chang was the sole shareholder and director of Aintree Limited.

Since the date of the filing of the Original Schedule 13D, a new revocable trust (the “Trust”) has been established under the laws of the Bailiwick of Guernsey for the benefit of Mr. Chang and his family, and, following Mr. Chang’s transfer of all of his equity interest in Aintree Limited to a newly established holding company, JC Holdings Limited, on October 26, 2015, the Shares beneficially owned by Mr. Chang through Aintree Limited and ASE Enterprises are considered to be held under the Trust. As a result of the transactions described herein, Mr. Chang may be deemed to beneficially own 1,760,279,181 Shares, which amounts to 22.2% of the total outstanding Shares through the following means: (i) 1,327,202,773 Shares owned through ASE Enterprises Limited, Aintree Limited, JC Holdings Limited and the Trust, among other intermediary holding companies, (ii) 321,454,196 Shares owned through Value Tower Limited and (iii) 95,322,212 Shares and vested employee stock options convertible into 16,300,000 Shares directly owned by Mr. Chang.

The Reporting Persons (as defined below) are, therefore, filing this Amendment No.1 to report this change in the composition of the Reporting Persons. The establishment of the Trust and the transfer of Mr. Chang’s equity interest in Aintree Limited to the newly established holding company had no effect on the aggregate amount of Shares held by the Reporting Persons. No consideration was received or paid (or will be received or paid) in connection with this transaction.

Unless otherwise stated herein, the Original Schedule 13D remains in full force and effect. Capitalized terms used therein and not defined herein have the meanings ascribed thereto in the Original Schedule 13D.

Item 2. Identity and Background

Item 2 of this report is amended and restated in its entirety as follows:

The name of the first person filing this statement is ASE Enterprises Limited (“ASEE”), a company incorporated under the laws of Hong Kong. The principal business of ASEE is to act as a holding company for Mr. Chang’s holdings in the Company. ASEE is, in turn, wholly owned by Aintree Limited. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of ASEE are set forth on Schedule A. The address of the registered office of ASEE is 1408 Worldwide House, 19 Des Voeux Road Central, Central, Hong Kong.

The second person filing this statement is Aintree Limited (“Aintree”), a company organized under the laws of the British Virgin Islands. The principal business of Aintree is to act as a holding company for Mr. Chang’s holdings in the Company. Prior to October 26, 2015, Mr. Chang is the sole shareholder of Aintree. On October 26, 2015, Mr. Chang transferred all of his equity interest in Aintree to JC Holdings Limited (the “Equity Interest Transfer”). Consequently, effective from October 26, 2015, JC Holdings Limited became the sole shareholder of Aintree. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Aintree are set forth on Schedule B. The address of the registered office of Aintree is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

CUSIP No. 00756M404	13D	Page 8 of 15 Pages

The third person filing this statement is JC Holdings Limited (“JC Holdings”), a company organized under the laws of the British Virgin Islands. The principal business of JC Holdings is to act as a holding company to hold Mr. Chang’s holdings in the Company. The shares of JC Holdings are held indirectly under the Trust for the benefit of Mr. Chang and his family. The name, business address, present principal occupation or employment and citizenship of the directors, executive officers and control persons of JC Holdings as of the date hereof is set forth on Schedule C. The address of the registered office of JC Holdings is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

ASEE is the record holder of the 1,327,202,773 Shares described in Item 5. As a result of the Equity Interest Transfer, all of the Shares held under ASEE are subsequently considered to be held under the Trust for the benefit of Mr. Chang and his family. The establishment of the Trust and the Equity Interest Transfer had no effect on the aggregate amount of Shares beneficially held by Mr. Chang through ASEE, Aintree and JC Holdings.

The fourth person filing this statement is Value Tower Limited (“Value Tower”), a company organized under the laws of the British Virgin Islands. The principal business of Value Tower is to act as a holding company for Mr. Chang’s holdings in the Company. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Value Tower are set forth on Schedule D. The address of the registered office of P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

The fifth person filing this statement is Mr. Chang (Mr. Chang, together with ASEE, Aintree, JC Holdings and Value Tower, the “Reporting Persons”), a citizen of Singapore. Mr. Chang is the Chairman of the Company, a director of ASEE, the sole shareholder and sole director of Value Tower, and the sole director of Aintree and JC Holdings. The business address of Mr. Chang is Room 1901, International Trade Building, 19/F, 333 Keelung Road, Sec. 1, Taipei, Taiwan, Republic of China.

None of the Reporting Persons has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

Item 4. Purpose of Transaction

Other than the shares that ASEE, Aintree and Mr. Chang previously obtained prior to the Company’s initial public offering, the Shares acquired by the Reporting Persons reported herein were acquired in open market transactions for investment purposes. The Reporting Persons may, from time to time, make additional purchases of Shares or ADSs either in the open market or in privately-negotiated transactions, depending upon their evaluation of the Company’s business, prospects and financial condition, the market for the Shares the ADSs, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors. Depending upon the factors noted above, the Reporting Persons may also decide to hold or dispose of all or part of their investments in Shares and/or enter into derivative transactions with institutional counterparties with respect to the Company’s securities, including the Shares and the ADSs.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5. Interest in Securities of the Issuer

All ownership percentages set forth in this Item 5 are based on 7,902,928,996 Shares outstanding as of September 30, 2015, as provided by the Company.

Items 5(a) and (b) are hereby amended and restated as follows:

CUSIP No. 00756M404	13D	Page 9 of 15 Pages

As of the date hereof, ASEE may be deemed to beneficially own 1,327,202,773 Shares, which amounts to 16.8 % of the total outstanding Shares (based on 7,902,928,996 Shares outstanding as of September 30, 2015, as provided by the Company). ASEE has the sole voting power to vote and dispose 1,327,202,773 Shares.

As of the date hereof, Aintree may be deemed to beneficially own 1,327,202,773 Shares, which amounts to 16.8% of the total outstanding Shares (based on 7,902,928,996 Shares outstanding as of September 30, 2015, as provided by the Company), as a result of the relationships described in Item 2. Aintree has the sole voting power to vote and dispose 1,327,202,773 Shares.

As of the date hereof, JC Holdings may be deemed to beneficially own 1,327,202,773 Shares, which amounts to 16.8% of the total outstanding Shares (based on 7,902,928,996 Shares outstanding as of September 30, 2015, as provided by the Company), as a result of the relationships described in Item 2. JC Holdings has the sole voting power to vote and dispose 1,327,202,773 Shares.

As of the date hereof, Value Tower may be deemed to beneficially own 321,454,196 Shares, which amounts to 4.1% of the total outstanding Shares (based on 7,902,928,996 Shares outstanding as of September 30, 2015, as provided by the Company). Value Tower has the sole voting power to vote and dispose 321,454,196 Shares.

As a result of the relationships described in Item 2, Mr. Chang beneficially owns 1,327,202,773 Shares through ASEE, Aintree and JC Holdings and 321,454,196 Shares through Value Tower. In addition to the Shares Mr. Chang beneficially owns through ASEE, Aintree, JC Holdings and Value Tower, Mr. Chang directly owns 95,322,212 Shares. Furthermore, as of the date hereof, under the Company’s Employee Stock Option Plans, Mr. Chang owns vested options convertible into 16,300,000 Shares. In effect, as of the date hereof, Mr. Chang may be deemed to beneficially own 1,760,279,181 Shares, which amounts to 22.2% of the total outstanding Shares (based on 7,919,228,996 Shares which were adjusted to reflect 7,902,928,996 Shares outstanding as of September 30, 2015, as provided by Advanced Semiconductor Engineering, Inc., plus 16,300,000 Shares Mr. Chang may receive upon exercise of options granted to him which are vested). Mr. Chang has the sole voting power to vote and dispose 1,760,279,181 Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

The last sentence of the first paragraph of Item 6 is hereby amended and restated as follows:

Of such options granted under the Company’s 2010 Employee Stock Option Plan, 3,040,000 Shares, 760,000 Shares, 760,000 Shares, 760,000 Shares, 760,000 Shares, 760,000 Shares and 760,000 Shares were vested on May 6, 2012, November 6, 2012, May 6, 2013, November 6, 2013, May 6, 2014, November 6, 2014 and May 6, 2015, respectively.

The second paragraph of Item 6 is hereby amended and restated as follows:

As of the date hereof, Mr. Chang beneficially owns 1,327,202,773 Shares through ASEE, Aintree and JC Holdings and 321,454,196 Shares through Value Tower and directly owns 95,322,212 Shares. Of the 1,327,202,773 Shares Mr. Chang beneficially owns through ASEE, Aintree and JC Holdings, 248,471,522 Shares have been pledged but the share pledge does not affect the voting power of ASEE, Aintree, JC Holdings or Mr. Chang over the Shares reported herein.

CUSIP No. 00756M404	13D	Page 10 of 15 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 26, 2015

ASE ENTERPRISES LIMITED

By:	/s/ Jason C.S. Chang
	Name:	Jason C. S. Chang
	Title:	Director

Aintree Limited

By:	/s/ Jason C.S. Chang
	Name:	Jason C.S. Chang
	Title:	Director

JC HOLDINGS LIMITED

By:	/s/ Jason C.S. Chang
	Name:	Jason C.S. Chang
	Title:	Director

VALUE TOWER LIMITED

By:	/s/ Jason C.S. Chang
	Name:	Jason C.S. Chang
	Title:	Director

CUSIP No. 00756M404	13D	Page 11 of 15 Pages

JASON C.S. CHANG

By:	/s/ Jason C.S. Chang
	Name:	Jason C.S. Chang

CUSIP No. 00756M404	13D	Page 12 of 15 Pages

Schedule A

DIRECTORS AND EXECUTIVE OFFICERS OF ASE ENTERPRISES LIMITED

The name, business address, title, present principal occupation or employment, and citizenship of each of the directors of ASE Enterprises Limited (“ASEE”) are set forth below. ASEE has no executive officers.

Name and Citizenship	Present Principal Occupation or Employment and Business Address

Jason C.S. Chang (Singapore)

Director, Chairman and Chief Executive Officer of Advanced Semiconductor Engineering, Inc.

Advanced Semiconductor Engineering, Inc., Room 1901, International Trade Building, 19/F, 333 Keelung Road, Sec. 1, Taipei, Taiwan, Republic of China.

Richard H.P. Chang (Hong Kong)

Director, Vice Chairman and President of Advanced Semiconductor Engineering, Inc.

Advanced Semiconductor Engineering, Inc., Room 1901, International Trade Building, 19/F, 333 Keelung Road, Sec. 1, Taipei, Taiwan, Republic of China.

Richard H.P. Chang is the brother of Jason C.S. Chang.

CUSIP No. 00756M404	13D	Page 13 of 15 Pages

Schedule B

DIRECTORS AND EXECUTIVE OFFICERS OF AINTREE LIMITED

The name, business address, title, present principal occupation or employment, and citizenship of each of the directors of Aintree Limited (“Aintree”) are set forth below. Aintree has no executive officers.

Name and Citizenship	Present Principal Occupation or Employment and Business Address

Jason C.S. Chang (Singapore)

Director, Chairman and Chief Executive Officer of Advanced Semiconductor Engineering, Inc.

Advanced Semiconductor Engineering, Inc., Room 1901, International Trade Building, 19/F, 333 Keelung Road, Sec. 1, Taipei, Taiwan, Republic of China.

CUSIP No. 00756M404	13D	Page 14 of 15 Pages

Schedule C

DIRECTORS AND EXECUTIVE OFFICERS OF JC HOLDINGS LIMITED

The name, business address, title, present principal occupation or employment, and citizenship of each of the directors of JC Holdings Limited (“JC Holdings”) are set forth below. JC Holdings has no executive officers.

Name and Citizenship	Present Principal Occupation or Employment and Business Address

Jason C.S. Chang (Singapore)

Director, Chairman and Chief Executive Officer of Advanced Semiconductor Engineering, Inc.

Advanced Semiconductor Engineering, Inc., Room 1901, International Trade Building, 19/F, 333 Keelung Road, Sec. 1, Taipei, Taiwan, Republic of China.

CUSIP No. 00756M404	13D	Page 15 of 15 Pages

Schedule D

DIRECTORS AND EXECUTIVE OFFICERS OF Value Tower LIMITED

The name, business address, title, present principal occupation or employment, and citizenship of each of the directors of Value Tower Limited (“Value Tower”) are set forth below. Value Tower has no executive officers.

Name and Citizenship	Present Principal Occupation or Employment and Business Address

Jason C.S. Chang (Singapore)

Director, Chairman and Chief Executive Officer of Advanced Semiconductor Engineering, Inc.

Advanced Semiconductor Engineering, Inc., Room 1901, International Trade Building, 19/F, 333 Keelung Road, Sec. 1, Taipei, Taiwan, Republic of China.